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Randy Fusee · 3rd

UMUC

Co-Founder at Coda Music, Inc.

Lake Worth, Florida, United States · 500+ connections ·

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Experience

Coda Music, Inc.
1 yr 3 mos

Co-Founder
Jul 2019 – Present · 1 yr 3 mos
West Palm Beach, Florida Area



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Coda: Music Streaming & Radio

Co-Founder
Jul 2019 – Present · 1 yr 3 mos
West Palm Beach, Florida Area

Partner
Global Apptitude LLC
Jan 2010 – Present · 10 yrs 9 mos
Baltimore, MD

Come see our game changing sports productivity
soccer, and lacrosse! www.globalapptitude.com

Director, Network and Security Operations
VeriSign
Dec 2004 – Sep 2006 · 1 yr 10 mos

Director IT
Qwest Communications
Oct 1999 – Dec 2004 · 5 yrs 3 mos

Director, Network and Security Operations
Qwest Communications (Previously LCI Internatio
1999 – 2004 · 5 yrs

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Education

UMUC
Information Systems



University of Maryland College Park



